Exhibit 99.1

301 Commerce Street, Suite 3200
Fort Worth, Texas  76102-4140
Tel  (817) 332-9500
Fax (817) 332-7463

December 13, 2024

Dear Members of the ModivCare Board:

Currently, affiliates of Q Investments, L.P. directly hold approximately 14% of the Company’s common shares outstanding, approximately 5% of the Company’s Term Loan Facility, and approximately 6% of the Company’s Senior Unsecured Notes due 2029. As both a shareholder and lender to ModivCare (the “Company”), we are writing to express our concerns regarding recent events related to the Company.

As you know, on December 11th, we wrote to the Company regarding our views on changes required, including the following:

•	replacing Mr. Shackelton as chairman,

•	the need for four new directors (out of eight total) who can offer a much-needed fresh perspective,

•	the evaluation of the financial leadership team, and

•	the need to shorten the timeline on the review of strategic alternatives

As a result of our letter and the resulting conversations between us, the Company announced on December 13th that Mr. Shackelton and Mr. Samant had resigned from the board.  While we view this as a positive and constructive step toward making the requisite changes at the Company, and we thank you for starting to listen to shareholder concerns, we continue to believe that the remaining changes outlined above still need to be implemented.

While the resignation of two directors is progress, six of the eight directors remain the same.  It is our belief that two more directors need to be replaced in order for the tone and direction of this board and the Company to truly change.  This board has overseen the destruction of shareholder value with the 59% stock price decline this year, in addition to the stock being virtually unchanged over the past eleven years.  Please see the chart below.  The removal of two directors is simply a shuffling of the deck chairs if the majority of the board remains, particularly given most directors have been on the board for years.  Until at least half the directors are replaced and the board selects a permanent chair who is new to the board, shareholders and stakeholders will not be convinced that ModivCare has turned the page and that it is a new day.

We hope the Company is sincere when it expresses it is interested in continuing its discussions with us.  All stakeholders will need to be fully engaged to sustain a long-term path toward success.  We believe the changes outlined herein will accelerate and support delivering value to shareholders.

Regards,

Sohail Yousuf